Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES CASINO COPPER-GOLD PROJECT DRILLING RESULTS

VANCOUVER, BC, March 24, 2022 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce assay results from the remaining 13 holes of the 2021 diamond drilling program at its wholly-owned Casino Copper-Gold Project ("Casino") in the Yukon Territory, Canada. The program, developed with input from Rio Tinto, comprised a total of 6,074.97 m in 22 holes. Highlights of the first nine drill holes were reported in Western's Nov. 29, 2021 news release, and are included herein. Drill assay results are shown in Table 1 and collar data in Table 2.

Highlights

•	Drilling in the deposit core area confirmed its importance to the overall resource at Casino as shown by long intercepts of grades higher than the average resource grades in the Leached Cap ("CAP"), Supergene ("SUP"), and Hypogene ("HYP") zones:
•	DDH21-13 returned a 300.23 m (length of hole) interval grading 0.70% CuEq[1], including a 21.00 m sub-interval grading 1.50% CuEq[1] within the HYP zone.
•	DDH21-20 returned a 248.41 m (length of hole) interval grading 0.58% CuEq[1], including a 21.00 m sub-interval grading 1.10% CuEq[1] in the SUP zone.
•	Drilling northeast of the deposit core returned values at or exceeding resource-grade levels.
•	DDH21-17 returned a 300.23 m (length of hole) interval grading 0.57% CuEq[1], including a 15.00 m sub-interval grading 1.09% CuEq[1] in SUP mineralization.
•	Review of lithological and mineralogical settings for holes DDH21-07, 21-08 and 21-09 indicate these holes were collared along or proximal to the NW - SE trending Casino Fault.
•	A high-grade intercept grading 2.53% CuEq[1] across 65.80 m in DDH21-09 (see News Release dated Nov 29) is hosted by brecciated rock that consistently hosts higher-grade mineralization in the Casino Deposit.
•	Although grades from most exploration holes drilled outside of the current deposit area were lower than average resource grades, hole DDH21-14, collared east of the deposit, returned a 54.35 m interval grading 0.78% CuEq[1], with the majority of contained value derived from anomalous gold and silver content.

Summary

The 2021 program was comprised of 16 holes within the Casino deposit resource boundaries, centered on the "Deposit Core" area (see news release dated Feb 2, 2021). Drilling within the resource area included 5 resource confirmation holes, 3 metallurgical testing holes, and 8 holes for geotechnical analysis.  An additional 6 exploration holes were drilled outside of the deposit area. All holes within the deposit area returned values that confirmed or, in some cases, improved upon previous drilling. These positive results represent important achievements of the 2021 program.

At Casino, higher grades are hosted mostly by intrusive breccias and, in the Deposit Core, also by Patton Porphyry intrusive rock. Holes DDH21-07, -08 and -09, collared east of and at a significantly lower elevation than the deposit core, indicate that higher grades also occur in brecciated zones east of the deposit core. These high-grade intervals may be influenced by proximity to the Casino Fault.

Significant CuEq values have now been established for the various zones comprising the Casino deposit. Analysis of results within respective zones continue to support previous drilling results showing that the supergene enrichment zones host somewhat higher CuEq values than the underlying hypogene zone. Significantly higher supergene to hypogene ratios in DDH21-09 may reflect structurally-controlled enriched mineralization along and proximal to the Casino fault.

Table 1: Significant Results, 2021 drill program.

Hole	Zone[3]	From (m)	To (m)	Width[2] (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEq[1] (%)
DDH21-01	All	0.50	352.04	351.54	0.17	0.21	0.99	0.027	0.45
	Cap	0.50	57.25	56.75	0.07	0.15	0.98	0.035	0.33
	SUP	57.25	177.98	120.73	0.28	0.26	1.11	0.038	0.65
	HYP	177.98	352.04	174.06	0.13	0.20	0.91	0.017	0.36
DDH21-02	All	5.20	350.22	345.02	0.20	0.45	3.06	0.038	0.74
	CAP	5.20	109.93	104.73	0.01	0.47	3.92	0.010	0.46
	Including	88.10	91.10	3.00	0.00	5.20	9.23	0.033	4.36
	SUP	109.93	217.61	107.68	0.34	0.44	2.35	0.051	0.91
	HYP	217.61	350.22	132.61	0.24	0.44	2.96	0.050	0.82
DDH21-03	All	0.00	228.60	228.60	0.10	0.21	2.36	0.026	0.40
	CAP	0.00	115.54	115.54	0.01	0.20	1.39	0.039	0.34
	SUP	115.54	228.60	113.06	0.19	0.22	3.34	0.012	0.45
DDH21-04	All	3.05	350.52	347.47	0.26	0.55	4.03	0.031	0.86
	CAP	3.05	115.91	112.86	0.05	0.61	3.67	0.020	0.65
	S c8UP	115.91	301.41	185.50	0.39	0.56	4.87	0.033	1.01
	HYP	301.41	350.52	49.11	0.23	0.42	1.66	0.052	0.80
DDH21-05	All	3.05	300.23	297.18	0.16	0.37	1.98	0.013	0.53
	CAP	3.05	82.00	78.95	0.04	0.49	2.23	0.008	0.48
	SUP	82.00	159.82	77.82	0.21	0.38	2.21	0.015	0.59
	HYP	159.82	300.23	140.41	0.21	0.30	1.72	0.015	0.53
DDH21-06	All	0.00	324.61	324.61	0.27	0.45	2.03	0.026	0.74
	CAP	0.00	39.62	39.62	0.11	0.19	0.77	0.007	0.30
	SUP	39.62	73.41	33.79	0.21	0.34	1.24	0.015	0.55
	HYP	73.41	324.61	251.20	0.30	0.50	2.33	0.030	0.84
	Including	115.41	151.41	36.00	0.71	0.86	2.17	0.035	1.55
DDH21-07	All	18.29	326.14	307.85	0.42	0.52	2.14	0.030	0.98
	CAP	18.29	36.58	18.29	0.05	0.53	2.82	0.019	0.58
	SUP	36.58	326.14	289.56	0.45	0.52	2.10	0.031	1.01
	Including	117.72	123.72	6.00	1.14	1.38	4.17	0.046	2.46
	HYP	145.72	326.14	180.42	0.38	0.47	2.06	0.032	0.90
DDH21-08	All	1.52	256.03	254.51	0.17	0.22	1.22	0.005	0.38
	CAP	1.52	18.57	17.05	0.06	0.12	1.02	0.004	0.18
	HYP	18.57	256.03	237.46	0.17	0.21	1.21	0.005	0.37
DDH21-09	All	0.00	225.55	225.55	0.52	0.54	3.04	0.008	1.01
	CAP	0.00	10.62	10.62	0.05	0.18	1.11	0.005	0.23
	SUP	10.62	52.42	41.80	1.60	1.61	8.92	0.018	3.04
	Including	10.62	76.42	65.80	1.32	1.33	7.09	0.019	2.53
	Including	25.67	52.42	26.75	2.18	1.92	10.80	0.020	3.90
	Including	34.67	35.67	1.00	3.27	4.20	112.00	0.018	7.74
	HYP	52.42	225.55	173.13	0.29	0.30	1.73	0.006	0.56
DDH21-10	All	13.76	123.6	109.84	0.18	0.20	0.91	0.004	0.36
	CAP	13.76	18.49	4.73	0.18	0.24	1.30	0.004	0.40
	HYP	18.49	123.60	105.11	0.18	0.20	0.89	0.004	0.36
DDH21-11	All	1.52	251.46	249.94	0.17	0.44	2.44	0.012	0.59
	CAP	1.52	76.52	75.00	0.04	0.50	2.89	0.013	0.52
	SUP	76.52	142.52	66.00	0.24	0.48	2.04	0.012	0.69
	Including	97.52	115.52	18.00	0.28	0.69	2.29	0.019	0.92
	HYP	142.5	251.46	108.94	0.23	0.36	2.36	0.012	0.59
DDH21-12	n/a	162.80	168.80	6.00	0.09	0.26	3.70	0.000	0.34
DDH21-13	All	0.00	300.23	300.23	0.19	0.54	4.09	0.010	0.70
	CAP	0.00	152.00	152.00	0.01	0.48	3.90	0.013	0.49
	HYP	152.00	300.23	148.23	0.37	0.59	4.29	0.008	0.92
	Including	179.00	200.00	21.00	0.23	1.51	5.86	0.005	1.50
	Including	207.65	223.35	15.70	0.99	1.31	8.68	0.017	2.18
	Including	216.65	218.79	2.14	2.29	5.88	23.90	0.016	7.26
DDH21-14	n/a	114.04	120.04	6.00	0.07	0.18	0.90	0.000	0.22
	n/a	141.04	150.04	9.00	0.05	0.18	1.56	0.000	0.20
	n/a	191.00	203.00	12.00	0.04	0.96	0.20	0.000	0.81
	n/a	269.00	323.35	54.35	0.02	0.86	5.45	0.000	0.78
DDH21-15	All	4.57	225.55	220.98	0.19	0.33	2.36	0.015	0.54
	CAP	4.57	60.62	56.05	0.09	0.59	3.00	0.014	0.64
	SUP	60.62	167.59	106.97	0.25	0.26	1.93	0.011	0.52
	HYP	167.59	225.55	57.96	0.18	0.21	2.54	0.024	0.46
DDH21-16	n/a	149.5	150.5	1.00	0.01	0.20	18.75	0.000	0.34
DDH21-17	All	0.00	300.23	300.23	0.24	0.28	1.38	0.021	0.57
	CAP	0.00	21.00	21.00	0.15	0.40	2.12	0.017	0.56
	SUP	21.00	36.00	15.00	0.51	0.55	2.49	0.028	1.09
	CAP	36.00	94.00	58.00	0.14	0.37	1.88	0.017	0.53
	SUP	94.00	154.00	60.00	0.46	0.31	1.18	0.029	0.84
	HYP	154.00	300.23	146.23	0.18	0.19	1.04	0.020	0.42
DDH21-18	n/a	191.05	206.05	15.00	0.05	0.28	2.04	0.000	0.29
DDH21-19	n/a	No significant intervals
DDH21-20	All	0.00	248.41	248.41	0.16	0.45	2.15	0.011	0.58
	CAP	0.00	75	75.00	0.04	0.48	2.95	0.012	0.50
	SUP	75.00	143.05	68.05	0.25	0.57	2.24	0.011	0.77
	Including	101.05	122.05	21.00	0.33	0.84	3.04	0.017	1.10
	HYP	143.05	248.41	105.36	0.19	0.35	1.53	0.009	0.52
DDH21-21	n/a	No significant intervals
DDH21-22	SUP	13.72	118	104.28	0.19	0.16	0.92	0.007	0.35
[1]	CuEq Metal Prices: US$2.75/lb copper, US$1,500/oz gold, US$11/lb molybdenum, US$18/oz silver with no adjustment for metallurgical recovery.
[2]	Widths are core length, not true width of mineralized intersection
[3]	Zone refers to oxidation zone. CAP designates material from the "Leached Cap" zone, SUP to material from the "Supergene" zone, and HYP to material from the hypogene zone. Oxidation zones for holes drilled outside the main deposit area were not logged and are designated as "n/a".

Table 2: Collar data, 2021 program.

Drill Hole	Easting	Northing	Elevation (masl)	Azimuth	Inclination	Location
DDH21-01	611067	6958785	1239.2	225	-60	NE of Deposit Core
DDH21-02	611101	6958375	1286.8	195	-60	Deposit Core
DDH21-03	611222	6958506	1269.1	315	-60	E. Edge Deposit Core
DDH21-04	610941	6958341	1359.0	35	-60	Deposit Core
DDH21-05	610894	6958219	1393.1	240	-60	Deposit Core
DDH21-06	610974	6958744	1287.6	215	-60	Deposit Core
DDH21-07	611432	6958707	1177.1	170	-55	E. Edge Deposit Core
DDH21-08	611522	6958674	1168.5	60	-60	E. Edge Deposit Core
DDH21-09	611512	6958620	1161.9	100	-60	E. Edge Deposit Core
DDH21-10	611431	6958530	1165.0	220	-45	E. Edge Deposit Core
DDH21-11	610862	6958314	1371.5	240	-60	W. Edge Deposit Core
DDH21-12	611202	6959465	1323.0	335	-30	Expl. Hole N of Deposit
DDH21-13	611023	6958445	1345.5	140	-60	Deposit Core
DDH21-14	612101	6958659	1132.1	225	-60	Expl. Hole E of Deposit
DDH21-15	610852	6958652	1321.4	260	-60	NW edge, Deposit Core
DDH21-16	612351	6958250	1087.0	215	-60	Expl. Hole SE of Deposit
DDH21-17	611117	6958659	1256.5	55	-60	NE edge, Deposit Core
DDH21-18	612702	6958499	1171.7	225	-60	Expl. Hole E of Deposit
DDH21-19	613902	6954801	1041.8	315	-60	Outlying expl. Hole to SE
DDH21-20	610863	6958312	1371.1	240	-60	Twin hole of DDH21-11
DDH21-21	611707	6954702	864.7	135	-60	Outlying expl. Hole to S
DDH21-22	611432	6958530	1164.1	220	-55	Twin hole of DDH21-10

Figure 1: Casino Project 2021 Drilling Program (CNW Group/Western Copper and Gold Corporation)

QUALIFIED PERSON

Carl Schulze, P.Geo. is the qualified person responsible for the execution of the Casino Project exploration program and the preparation of the technical information in this news release.

QA/QC protocol, including assurance of chain of custody, has been implemented. Core samples are evenly cut by rock saw, then prepared and analyzed by ALS Geochemistry. Prepared samples are initially run using a four acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a 4-acid digestion - AES or AAS method to a 0.001% detection limit. Gold assays are run using 30-gram samples by fire assay with an AA finish to a 0.005 ppm detection limit, with samples greater than 10 ppm finished gravimetrically. The QA/QC procedure involves regular submission of Certified Analytical Standards and property-specific duplicates.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:02e 24-MAR-22